Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com

UK North Sea: Total awarded three offshore production licenses
Paris, September 7, 2005 — Total announces that it has been awarded the three offshore production licences it applied for under the 23rd Oil and Gas Licensing Round of the United Kingdom’s Department of Trade and Industry.
Total will be the operator with a 100% interest of the licenses for blocks 3/25-b, 4/21 covering an area of 183 square kilometres to the south of the Alwyn field 440 kilometres north-east of Aberdeen and for blocks 8/14, 8/15 with an area of 420 square kilometres, some 300 kilometres north-east of Aberdeen.
Total also has been awarded a stake of 43.25% in block 9/9c to be operated by BP and covering an area of 43 square kilometres adjacent to the Bruce field, in which Total already holds the same interest.
These awards illustrate Total’s commitment to continue exploration of the UK continental shelf and to actively participate in the further development of the North Sea oil and gas potential.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com